

1 February 2005

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA



FILE NUMBER: 08204904

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

Encs: x4

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

RNS Number:6722H
ICAP PLC
21 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

JUPITER ASSET MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT KNOWN

11) Date company informed

20.01.05

12) Total holding following this notification

18,585,889

13) Total percentage holding of issued class following this notification

3.07%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON - 020 7000 5782

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 21 JANUARY 2005

Letter to ICAP PLC
Dated 20th January 2005

ICAP plc (Ordinary shares - SEDOL: 3387216)

In reply to your enquiry dated 18th January 2005 under Section 212 of the Companies Act 1985, we would advise that Jupiter Asset Management Limited is interested in a total of 18,585,889 ICAP plc Ordinary shares of 10p each which, based on your issued share capital of 604,759,506 Ordinary shares, represents 3.07% of the total shares in issue.

Jupiter Asset Management Limited do not hold any shares beneficially, but hold them as an investment manager acting on behalf of discretionary clients.

From Jupiter Asset Management Limited

END

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RNS Number:4021H
ICAP PLC
14 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

NOT DISCLOSED

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

13.01.05

11) Date company informed

13.01.05

12) Total holding following this notification

18,314,474

13) Total percentage holding of issued class following this notification

3.028%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....14 JANUARY 2005........

Letter to ICAP plc
Dated 13 January 2005

Companies Act 1985 (as amended)(the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 10p Shares comprising part of the relevant share capital of ICAP plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had an interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in Section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder:	Fund:	Number Share Held:	Percentage Holding:
Chase Nominees a/c CMIG	1105	1,400,359	0.232%
Chase Nominees a/c CMIG	2304	2,889,707	0.478%
Chase Nominees a/c CMIG	2314	7,651,013	1.265%
Chase Nominees Ltd	WP	3,951,496	0.653%
HSDL Nominees Limited	N/A	23	0.000%
Nortrust Nominees Limited a/c HXCM	HPFO	45,706	0.008%
Nortrust Nominees Limited a/c HXCM	HLFO	663,841	0.110%
Nortrust Nominees Ltd.	HXPEN	48,789	0.008%
Nortrust Nominees Ltd.	HPBA	51,243	0.008%
Nortrust Nominees Ltd.	HLBA	661,916	0.109%
Nortrust Nominees Ltd.	HXLFE	702,143	0.116%
State Street Nominees Limited a/c 2GDA	2GDA	115,148	0.019%
State Street Nominees Limited a/c 2GDB	2GDB	98,209	0.016%
State Street Nominees Limited a/c 2GEU	2GEU	34,881	0.006%
Aggregate material holding of HBOS Group		18,314,474	3.028%

END
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RNS Number:3532H
ICAP PLC
13 January 2005

ICAP plc acquires outstanding shares in GovPX, Inc. for $13 million

New York, January 13, 2005-- ICAP plc (IAP.L), the world's largest voice and electronic interdealer broker, today announced that it is acquiring the outstanding shares in GovPX, Inc. for $13 million.

GovPX is a leading provider of US fixed income and derivative information that is distributed worldwide on a 24-hour basis. This information is distributed under the GovPX, AgencyPX, RepoPX and SwapPX brands.

GovPX, Inc. was founded in 1990 by the major bond dealers and inter-dealer brokers in order to address price transparency issues in the US Treasury marketplace. Since the inception of GovPX, ICAP has been involved with its products by participating, co-creating and supplying additional sets of information. GovPX is primarily distributed as an optional service via the major market data vendors which include Bloomberg, Reuters and Telerate and delivery direct to client sites. Through these distribution channels, GovPX supports in excess of 1,000 client sites and has over 8,000 subscribers. In addition, GovPX offers services to disseminate end of day and historical data.

John Nixon, Global Head of ICAP's Information business said, "ICAP has been a partner and data supplier to GovPX since its inception. The widely recognized GovPX brand and its network of subscribers is an attractive fit to our existing information business. We intend to continue the GovPX mission of co-mingling data from various sources, including other interdealer brokers and dealers, as products warrant. We also look forward to enhancing and diversifying the products offered to GovPX's clients."

"We are excited to have certainty in continuing our mission with ICAP, a highly-regarded and respected source of information in the fixed income and derivative marketplace. The content that we currently have, in addition to the breadth of content ICAP will be able to provide, is a tremendous springboard for us to expand our product offering, " stated Lawrence Leuzzi, CEO of GovPX Inc.

GovPX will continue to operate as a separate company within ICAP's Information business as a market data optional service provider under the direction of CEO Mr. Leuzzi. In 2004, GovPx operated as a C-Corp and had total revenues of $15.3m. The acquisition includes GoxPX's working capital of $2.3 million.

Contacts:

Ivette Collazo ICAP North America - Communications Director 201-209-7831

About ICAP

ICAP is the world's largest voice and electronic interdealer broker with a daily average transaction volume in excess of $700 billion, 50% of which is electronic. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money market products, foreign exchange, energy, credit and equity derivatives.

About GovPX, Inc:

Founded in 1990 by the leading Wall Street dealers and brokers to provide

real-time prices, and other related market information on the U.S. Government Treasury securities market, GovPX, Inc. today serves a global marketplace with real-time prices and information regarding all aspects of the fixed-income marketplace. GovPX, Inc. U.S. products include: GovPX Treasuries, SwapPX, RepoPX, AgencyPX, End-of-Day Treasuries and Swaps, and Historical Database. Bloomberg, Reuters Bridge, MoneylineTelerate, CQG, Fidelity and others distribute the GovPX family of products to a worldwide audience. The GovPX, Inc. network disseminates data in fixed-format pages or by digital information feed. The digital format supports proprietary analytics and user-customized screens. For additional GovPX information, see www.govpx.com.

END

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RNS Number:3471H
ICAP PLC
13 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ICAP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INVESTMENTS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

6,038,934

6) Percentage of issued Class

1.00%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

12.01.05

11) Date company informed

12.01.05

12) Total holding following this notification

42,496,454

13) Total percentage holding of issued class following this notification

7.03%

14) Any additional information

15) Name of contact and telephone number for queries

KATHRYN DICKINSON
020 7000 5782

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ... 13 JANUARY 2005 ....

Letter to ICAP Plc

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From Fidelity Investments

Amendment £11

NOTIFICATlONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ICAP Plc

2. Notifiable Interest: Ordinary Shares

FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO) Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings),

Fidelity International Limited (FIL)
P.O.Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act.1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C, Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Rani Jandu
Regulatory Reporting Supervisor, FIL - investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Rotter and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A
Security: ICAP Plc

Amendment £ 12

SHARES HELD	MANAGEMENT COMPANY	NOMINEES/REGISTERED NAME
19,400	FIA(K)L	STATE STREET HONG KONG Total
926,500	FII	JP MORGAN BOURNEMOUTH Total
172,520	FIJ	BROWN BROTHERS HARRIMAN AND CO Total
106,200	FIL	BANK OF NEW YORK BRUSSELS Total
3,284,188	FIL	BROWN BROS HARRIMAN LTD LUX Total
563,000	FIL	JP MORGAN BOURNEMOUTH Total
526,500	FIL	NATIONAL ASTL BK MELBOURNE Total
211,100	FIL	NORTHERN TRUST LONDON Total
426,176	FIL	STATE STR BK AND TR CO LNDN (S Total
25,954,902	FISL	JP MORGAN BOURNEMOUTH Total
30,200	FMRCO	BROWN BROTHERS HARRIMAN AND CO Total
298,550	FMRCO	MELLON BANK N.A. Total
167,700	FMRCO	NORTHERN TRUST LONDON Total
136,700	FMRCO	STATE STREET BANK AND TR CO Total
184,900	FMTC	BANK OF NEW YORK Total
751,800	FMTC	BROWN BROTHERS HARRIMAN AND CO Total
269,300	FMTC	JPMORGAN CHASE BANK Total
352,800	FMTC	NORTHERN TRUST CO Total
723,764	FMTC	STATE STREET BANK AND TR CO Total
1,117,974	FPM	BANK OF NEW YORK BRUSSELS Total

214,824	FPM	BANK OF NEW YORK EUROPE LDN Total
16,600	FPM	CHASE MANHATTAN LONDON Total
120,600	FPM	CHASE MANHATTAN BK AG FRNKFRT (S Total
889,235	FPM	CITIBANK LONDON Total
93,400	FPM	CLYDESDALE BANK PLC Total
14,000	FPM	DEXIA PRIVATBANK Total
463,800	FPM	JP MORGAN BOURNEMOUTH Total
249,500	FPM	MELLON BANK Total
38,100	FPM	NORDEA BANK AB Total
3,487,276	FPM	NORTHERN TRUST LONDON Total
686,945	FPM	STATE STREET BANK AND TR CO LNDN (S Tot
42,496,454		Grand Total Ordinary Shares

Currant ownership percentage: 7.03%
Shares in issue: 604,759.506
Change in holdings since last filing: +6,038,934 ordinary shares

END

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